Exhibit 99.1

QUANEX BUILDING PRODUCTS CORPORATION
CLAWBACK POLICY

This clawback policy (the “Policy”) of Quanex Building Products Corporation (the “Company”) supersedes and replaces any previous clawback or clawback-related policies of the Company. This Policy shall apply upon a Restatement Triggering Event or Misconduct Triggering Event. To the extent this Policy applies to compensation payable to a person covered by this Policy, it shall be the only clawback policy applicable to such compensation and no other clawback policy shall apply; provided that, if such other policy provides that a greater amount of such compensation shall be subject to clawback, such other policy shall apply to the amount in excess of the amount subject to clawback under this Policy. This Policy shall be interpreted to comply with the clawback rules (the “Applicable Rules”) found in 17 C.F.R. §240.10D, Section 303A.14 of the Listed Company Manual of the New York Stock Exchange and any other applicable national stock exchange rules that the Company is or may become subject to (“Exchange”). To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances beyond those specified in this Policy, nothing herein shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules.

1.Definitions. 17 C.F.R. §240.10D-1(d) defines the terms “Executive Officer,” “Financial Reporting Measure,” “Incentive-Based Compensation,” and “Received.” As used herein, these terms shall have the same meaning as in that regulation. Other terms used in this Policy are defined as follows:

(a)“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to material noncompliance of the Company with any financial reporting requirement under the securities laws, including (a) any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

(b)“Committee” shall mean the Compensation & Management Development Committee of the Company’s Board of Directors.

(c)“Covered Employee” means any current or former officer or other employee of the Company or any of its subsidiaries who may from time to time receive Incentive-Based Compensation or Variable Compensation from the Company.

(d)“Improper Conduct” means (i) the conviction or entry of a plea of guilty or nolo contendere to (A) any felony or (B) any crime (whether or not a felony) involving moral turpitude, fraud, theft, breach of trust, or other similar acts, whether under the laws of the United States or any state thereof or any similar foreign law to which the person may be subject; (ii) any act, failure to act, or other conduct constituting breach of fiduciary duty, dishonesty, or willful misconduct relating to the Company or any of its subsidiaries or the performance of a person’s duties, and such action, failure to at or other conduct results in reputational or financial harm to the Company or any of its subsidiaries; (iii) appropriation (or an overt act attempting appropriation) of a material business opportunity of the Company or any of its subsidiaries; (iv) misappropriation (or an overt act attempting misappropriation) of any funds of the Company or any of its subsidiaries; (v) the willful failure to comply with any written rules, regulations, policies, or procedures of the Company or any of its subsidiaries by which a person is employed which, if not complied with, would reasonably be expected to have a materially negative effect on the business or financial condition of the Company; (vi) material violation of a person’s employment, consulting, separation, or similar agreement with the Company, or with any non-disclosure, non-solicitation, or non-competition covenant contained in any other agreement to which the person is subject; or (vii) a material violation of the Company’s Code of Business Conduct and Ethics, as such code may be amended from time to time.

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(e)“Misconduct Triggering Event” means, with respect to any Covered Employee, that person engaging in or having engaged in any Improper Conduct.

(f)“Restatement Triggering Event” means an event in which the Company is required to prepare an Accounting Restatement.

(g)“Variable Compensation” means time-based or performance-based compensation that does not otherwise constitute Incentive-Based Compensation, including compensation (i) awarded solely based on subjective standards, strategic measures, operational measures, or other discretionary performance; or (ii) based on service to the Company (e.g., a time-vested awards).

2.Mandatory Recovery for a Restatement Triggering Event. If a Restatement Triggering Event occurs, the Committee shall reasonably promptly take steps to (i) determine the amount of Erroneously Awarded Compensation in accordance with Sections 2(a) and 2(b) below; (ii) provide each Executive Officer with written notice containing the amount of Erroneously Awarded Compensation; and (iii) recover the Erroneously Awarded Compensation in accordance with Section 2(c) below. The Company shall make all required disclosures and filings with the SEC and any Exchange rules with respect to this Policy in accordance with the requirements of the Applicable Rules and any other requirements applicable to the Company, including any disclosures required in connection with SEC filings.

(a)Recovery Period for Restatement Triggering Events. The Incentive-Based Compensation subject to clawback after a Restatement Triggering Event is the Incentive-Based Compensation Received during the three completed fiscal years immediately preceding the date that the Company is required to prepare an Accounting Restatement, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that the Company is required to prepare an Accounting Restatement shall be determined pursuant to 17 C.F.R. §240.10D-1(b)(1)(ii).

(i)Notwithstanding the foregoing, the Policy shall only apply if the Incentive-Based Compensation is Received (1) while the Company has a class of securities listed on an Exchange and (2) on or after October 2, 2023.

(ii)    See 17 C.F.R. §240.10D-1(b)(1)(i) for certain circumstances under which the Policy will apply to Incentive-Based Compensation received during a transition period arising due to a change in the Company’s fiscal year.

(b)Erroneously Awarded Compensation. The amount of Incentive-Based Compensation subject to the Policy in the event of a Restatement Triggering Event (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation Received by an Executive Officer (whether in cash or shares) that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts and shall be computed without regard to any taxes incurred or paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

(c)Recovery of Erroneously Awarded Compensation following a Restatement Triggering Event. The Company shall recover reasonably promptly any Erroneously Awarded Compensation except to

Revised May 28, 2026

the extent that the conditions of paragraphs (i), (ii), or (iii) below apply. The Committee shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this “reasonably promptly” requirement. Such determination shall be consistent with any applicable legal guidance, by the SEC, judicial opinion, or otherwise. The determination of “reasonably promptly” may vary from case to case and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

(i)Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered and the Committee has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.

(ii)Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and shall provide such opinion to the Exchange.

(iii)Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

3.Discretionary Recovery for a Misconduct Triggering Event. Upon the occurrence of a Misconduct Triggering Event (and to the extent such compensation is not otherwise subject to recovery under this Policy), the Committee may, in its sole discretion, after evaluating the associated costs and benefits, recover all or any portion of Incentive-Based Compensation and Variable Compensation paid to a Covered Employee during the three (3) preceding fiscal years prior to the date on which the Committee determines that the Misconduct Triggering Event occurred. In exercising the discretion afforded to it under this Policy, the Committee may consider any and all facts it considers relevant under all of the circumstances, including without limitation (i) the likelihood of success of any recovery under this Policy under governing law as compared to the cost and effort involved; (ii) whether the assertion of a claim may prejudice the interests of the Company, including in any related proceeding or investigation; (iii) the passage of time since the occurrence of the Misconduct Triggering Event; and (iv) any pending legal proceeding relating to the Misconduct Triggering Event. Subject to applicable law, the Committee may seek to recoup any Incentive-Based Compensation and Variable Compensation by requiring any affected Covered Employee to repay such amount to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee, in its sole discretion, determines to be appropriate. In addition to recovery of compensation as provided for in this Policy, the Company may take any and all other actions as it deems necessary, appropriate, and in the Company’s best interest in connection with a Misconduct Triggering Event, including termination of a Covered Employee’s employment and initiation of legal action against a Covered Employee, and nothing in this Policy limits the Company’s rights to take any such action or other appropriate actions.
4.Committee decisions. Decisions of the Committee with respect to this Policy shall be final, conclusive and binding on all Executive Officers and Covered Employees subject to this Policy, unless determined to be an abuse of discretion.

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5.No Indemnification. Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer or Covered Employee, no Executive Officer or Covered Employee shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation or the discretionary recovery of any Incentive-Based Compensation or Variable Compensation[, and the Company shall not pay or reimburse any Executive Officer or Covered Employee for premiums incurred or paid for any insurance policy to fund such Executive Officer’s or Covered Employee’s potential recovery obligations].

6.Administration. Except as specifically set forth herein, this Policy shall be administered by the Committee. Any determinations made by the Committee shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by this Policy. Subject to any limitation under applicable law, the Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee). The Committee is authorized to engage, on behalf of the Company, any third-party advisors it deems advisable in order to perform any calculations contemplated by this Policy.

7.Amendment and Termination. The Company’s Board of Directors or the Committee may terminate this Policy at any time. The Company’s Board of Directors or the Committee may also, from time to time, suspend, discontinue, revise, or amend this Policy in any respect whatsoever. Nothing in this Policy will be deemed to limit or restrict the Company from providing for recoupment, repayment and/or forfeiture of compensation (including Incentive-Based Compensation or Variable Compensation) under circumstances not set forth in this Policy. Notwithstanding anything in this paragraph to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate the Applicable Rules, or any federal securities law, Securities and Exchange Commission rule or Exchange rule.

8.Agreement to Policy by Executive Officers and Covered Employees. The Committee shall take reasonable steps to inform Executive Officers and Covered Employees of this Policy and obtain their agreement to this Policy, which steps may constitute the inclusion of this Policy as an attachment to any award that is accepted by the Executive Officer or Covered Employee.

9.Binding Effect. The terms of this Policy shall be binding and enforceable against all Executive Officers and Covered Employees subject to this Policy and their beneficiaries, heirs, executors, administrators or other legal representatives. If any provision of this Policy or the application of such provision to any Executive Officer or Covered Employee shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision (or the application of such provision) valid, legal or enforceable.

Revised May 28, 2026